SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36236; 812-16022

Goehring & Rozencwajg Investment Funds and Goehring & Rozencwajg Associates, LLC

July 1, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of Application: Applicants request an order ("Order") that would permit a registered open-end management investment company to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class," and such shares, "ETF Shares") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class," and such shares, "Mutual Fund Shares," and each such fund, a "Multi-Class ETF Fund"). The Order would provide Multi-Class ETF Funds with two broad categories of relief: (i) the relief necessary to permit standard exchange-traded fund ("ETF") operations consistent with Rule 6c-11 under the Act ("ETF Operational Relief") and (ii) the relief necessary for a fund to offer an ETF Class and one or more Mutual Fund Classes ("ETF Class Relief").

Applicants: Goehring & Rozencwajg Investment Funds and Goehring & Rozencwajg Associates, LLC.

Filing Dates: The application was filed on April 29, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on July 27, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Kevin O'Friel, kofriel@gorozen.com; and Michael G. Doherty, Esq., Ropes & Gray LLP, Michael.Doherty@ropesgray.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, filed April 29, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.